UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment________)*

Revolutionary Concepts Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

76155 D104

(CUSIP Number)

Yang Family Trust

Grand Executive Trust

Attn: Reginald Garnett

8021 Adams Street

Paramount, CA 90723

562-618-2146

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or

240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)

SCHEDULE 13D

CUSIP No. 91337M104

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(1) Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Reginald Garnett - Trustee

Grand Executive Trust

Yang Family Trust

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(2) Check the Appropriate Box if a (A) | |

Member of a Group (See Instructions) (B) |_|

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(3) SEC Use Only

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(4) Source of Funds (See Instructions) OO

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(5) Check if Disclosure Of Legal Proceedings Is Required |_|

Pursuant to Items 2(d) OR 2(e)

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(6) Citizenship or Place of Organization United States

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Number of Shares Beneficially Owned by Each Reporting Person With

7) Sole Voting Power

36,422,667

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(8) Shared Voting Power

0

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(9) Sole Dispositive Power

36,422,667

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(10) Shared Dispositive Power

0

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(11) Aggregate Amount Beneficially Owned By Each Reporting

Person 36,422,667

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(12) Check if the Aggregate Amount In Row (11) |_|

Excludes Certain Shares (See Instructions)

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(13) Percent of Class Represented by Amount in Row (11)

7.36%

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(14) Type of Reporting Person (See Instructions) OO

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(2)

Item 1. Security and Issuer

This Schedule 13D relates to common stock with a par value of $0.001, (the “Shares”), of Revolutionary Concepts Inc., (the “Issuer” or the “Company’). The principal executive offices of the Issuer are located at 13850 Ballantyne Corporate Place, Suite 500 , Charlotte, North Carolina 28277.

Item 2. Identity and Background

(a) This Statement is being filed by Reginald Garnett (the “Trustee”) on behalf of himself, and Yang Family Trust and Grand Executive Trust (the “Trusts”). All of the common stock of the Issuer, issued pursuant to this “Statement”, was issued only in the name of the Trusts as follows;

1. Yang Family Trust – 19,230,000 shares

2. Grand Executive Trust – 17,192,667 shares

(b) The business addresses of the principal offices of the Reporting Person(s) are:

1. Reginald Garnett – 8021 Adams Street, Paramount, California 90723

2. Yang Family Trust - 8021 Adams Street, Paramount, California 90723

3. Grand Executive Trust – 8021 Adams Street, Paramount, California 90723

(c) Reginald Garnett is the Trustee for the Yang Family Trust and for the Grand Executive Trust. Reginald Garnett as Trustee for has sole investment discretion and voting authority with respect to the securities covered by this Statement.

(d) During the last five years, none of the Reporting Person(s) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Person(s) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of the Reporting Person(s) is as follows:

1. Reginald Garnett is a United States Citizen.

2. Grand Executive Trust is a Trust organized under California law

3. Yang Family Trust is a Trust organized under California law

Item 3. Source and Amount of Funds or Other Consideration

On August 15, 2013, Yang Family Trust acquired a $28,245 partial interest in a Promissory Note with a principal amount of $88,000, of the Issuer in a private transaction directly from the Note Holder.

On August 15, 2013, Grand Executive Trust acquired a $25,789 partial interest in a Promissory Note with a principal amount of $88,000, of the Issuer in a private transaction directly from the Note Holder.

On December 27, 2013, the Company, at the direction of Reginald Garnett, the Trustee, converted the respective interests of the “Trusts” in the Promissory Note into common shares of stock, and issued a total of 36,422,667 common shares for that conversion. The 36,422,667 shares was the equivalent of 7.36% of the Issuer’s 494,748,924 outstanding shares of common stock that were issued and outstanding on November 19, 2013, as reported in the Issuer’s Form 10-Q Report for the period ended September 30, 2013.

These shares are directly owned by Yang Family Trust and Grand Executive Trust, for which Reginald Garnett as Trustee for the “Trusts”, exercises voting and dispositive control. Reginald Garnett has sole investment discretion and voting authority with respect to the securities covered by this Statement. Reginald Garnett owns no securities of the Issuer directly.

Item 4. Purpose of Transaction

The Trusts acquired the shares to settle a debt owed to it by the Issuer through the conversion of a Convertible Promissory Note to stock; which Promissory Note is reflected in the Issuer’s SEC filings.

As of December 27, 2013, the “Date of Event”, the Reporting Persons had no plans or proposals which relate to or would result in any of the following actions:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) As of December 27, 2013, the “Trusts” collectively and beneficially owned 36,422,667 shares of common stock, or 7.36% of the outstanding common stock. These shares are directly owned by the “Trusts”.

(b) Reginald Garnett, as Trustee for the “Trusts”, has sole voting and dispositive power with respect to the 36,422,667 shares of common stock.

(c)  Not applicable.

(d)  Not applicable.

(e) Not applicable.

(3)

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best of the knowledge of the Reporting Person(s), there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

There are no materials required to be filed as exhibits.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2014

Yang Family Trust

Grand Executive Trust

Reginald Garnett

By:	REGINALD GARNETT
Trustee to each Trust

By: /s/ Reginald Garnett

Reginald Garnett

Its: Trustee

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)